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                                                                  Exhibit (a)(4)

                              [LOGO] Captaris
                         Business within your reach.

                                 _______, 2001



Dear Captaris Stock Optionee:

     On behalf of Captaris, Inc. (Captaris), I am writing to provide you with the results of the Company's recent offer to exchange certain outstanding options granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") held by current U.S. employees (except that employees who, as of April 18, 2001 (the date of our 2001 proxy statement), were former officers of Captaris were not eligible to participate) with an exercise price of at least $10.00 for new options to be granted under the Stock Plans (the "offer") and a new option agreement between you and Captaris. The offer was consummated pursuant to the terms and subject to the conditions of Captaris' offer to exchange dated June 12, 2001 and the related election form.

     The offer expired at 5 p.m., Pacific Standard Time, on July __, 2001.
On the first business day following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, Captaris accepted for exchange on ___________ tendered options exercisable for a total of ___________ shares of common stock and cancelled all the tendered options.

     Captaris has accepted for exchange and cancelled your tendered options exercisable for the number of shares of Captaris' common stock, and at the exercise price, set forth on Attachment A to this letter. Under the terms and subject to the conditions of the offer, you have the right to receive a new option under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan") or, if you are an officer and therefore not eligible to receive options under the NOE Plan, the 1989 Plan (together with the NOE Plan, the "Stock Plans"), exercisable for the number of shares of Captaris' common stock, and at the exercise price, set forth on Attachment A. The number of shares of common stock subject to your new option as set forth on Attachment A was determined by application of the following exchange ratios, which are based on the exercise prices of the options you tendered for exchange:

Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
    to be Exchanged         Option to be Exchanged          to New Option
------------------------  ---------------------------  ------------------------
   $10.01 to $15.00                   2.0                         1.0
   $15.01 to $20.00                   3.0                         1.0
   $20.01 to $25.00                   4.0                         1.0
   $25.01 or more                     5.0                         1.0

     We expect to issue new option letter agreements within the next two weeks. The new option will have substantially the same terms as your tendered options, except as follows.
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     .  Exercise Price. The per share exercise price of the new option will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices for the common stock as reported on the Nasdaq on the day the offer expires. The fair market value of our common stock on the date of cancellation of the tendered options and grant of the new options was $_____.

     . Vesting. The new option will vest 3 years from the date we grant the new option under the following schedule: 25 percent will vest six months after the date of grant and an additional 2.5 percent will vest each month thereafter. The vesting schedule of the new option began on July __, 2001, the date of the new grant. In the case of disability, death or termination without cause or certain corporate transactions, the new option will be exercisable as provided in the Stock Plan under which the option is granted.

     . Term. The term of the new option is 5 years from the date of grant. Unless previously exercised, cancelled or terminated for another reason (such as a termination of your employment with the Company), the new options will expire on July __, 2006.

     If you have any questions about your rights in connection with the grant of a new option, please call me at (425) 820-6000.

                              Sincerely,



                              Jeffrey B. deCillia
                              Executive Vice President, Chief Financial Officer and Secretary

                                      -2-
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                                 ATTACHMENT A
                                 ------------

                            [Name of Option Holder]


    Exercise Price of          Number of Option
   Option(s) Submitted       Shares Submitted for           Number of New
       For Exchange                Exchange             Option Shares Granted
   -------------------       --------------------       ---------------------



Total Number of New Option Shares Granted:

                                      A-1